Exhibit 4.2

BIT BROTHER LIMITED

AMENDMENT TO
THE 2021 EQUITY INCENTIVE PLAN

This Amendment to the 2021 Equity Incentive Plan of Bit Brother Limited (the “Company”) (formerly known as Urban Tea, Inc.) is adopted as of January 24, 2022 by the board of directors (the “Board”) of the Company. Unless otherwise indicated herein, all terms which are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Urban Tea, Inc. 2021 Equity Incentive Plan (the “2021 Plan”).

WHEREAS, the 2021 Plan was adopted by the Board on May 18, 2021 and approved by the shareholders of the Company during its 2021 annual meeting of shareholders held on June 28, 2021 (the “2021 ASM”);

WHEREAS, the name of the Company has been changed from Urban Tea, Inc. to Bit Brother Limited following the consummation of the 2021 ASM;

WHEREAS, the Company would like to increase the amount of Shares authorized under the 2021 Plan from 3,000,000 Shares to 15,230,000 Shares;

WHEREAS, it is desired to amend the 2021 Plan to reflect the change in name of the Company, change the name of the 2021 Plan accordingly, and to increase the amount of Shares authorized under the 2021 Plan.

NOW, THEREFORE, the 2021 Plan is hereby amended, effective January 24, 2022, as follows:

1. Section 2(l) is hereby amended to read as follows:

(j) “Company” means Bit Brother Limited.

2. Section 5(b) is hereby amended to read as follows:

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of Fifteen Million Two Hundred and Thirty Thousand (15,230,000) Common Shares. Each Common Share subject to an Option or a Stock Appreciation Right will reduce the number of Common Shares available for issuance by one share, and each Common Share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Common Shares available for issuance by one share.